SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b),
(c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2
(Amendment No. 1)*

JFROG LTD.
(Name of Issuer)
ORDINARY SHARES, NIS 0.01 PAR VALUE PER SHARE
(Title of Class of Securities)
M6191J100
(CUSIP Number)
December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)
*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
**
This Amendment No. 1 to Schedule 13G (“Amendment No. 1”) hereby amends and restates in its entirety the Schedule 13G filed by the Reporting Persons on February 9, 2021 (the “Original Filing”). This Amendment No. 1 is being filed solely to correct typographical/administrative errors. In particular, the Original Filing inadvertently underreported the number of shares held directly by Insight Venture Associates X, L.P. and attributable to Insight Venture Associates X, Ltd. and Insight Holdings Group, LLC. Other than the correction to the appropriate ownership, this Amendment No. 1 is identical to the Original Filing.

CUSIP No. M6191J100	13G	Page 1 of 17 Pages

1.	NAMES OF REPORTING PERSONS Insight Venture Partners X, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,952,118
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,952,118
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,952,118
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.2%(1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN
(1)
Calculations are based upon 91,193,180 Ordinary Shares of the Issuer outstanding as of October 23, 2020, as set forth in the Form 10-Q of the Issuer filed with the U.S. Securities and Exchange Commission on November 5, 2020.

CUSIP No. M6191J100	13G	Page 2 of 17 Pages

1.	NAMES OF REPORTING PERSONS Insight Venture Partners (Cayman) X, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,420,773
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,420,773
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,420,773
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.7%(1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)
Calculations are based upon 91,193,180 Ordinary Shares of the Issuer outstanding as of October 23, 2020, as set forth in the Form 10-Q of the Issuer filed with the U.S. Securities and Exchange Commission on November 5, 2020.

CUSIP No. M6191J100	13G	Page 3 of 17 Pages

1.	NAMES OF REPORTING PERSONS Insight Venture Partners (Delaware) X, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 468,274
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 468,274
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 468,274
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.5%(1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)
Calculations are based upon 91,193,180 Ordinary Shares of the Issuer outstanding as of October 23, 2020, as set forth in the Form 10-Q of the Issuer filed with the U.S. Securities and Exchange Commission on November 5, 2020.

CUSIP No. M6191J100	13G	Page 4 of 17 Pages

1.	NAMES OF REPORTING PERSONS Insight Venture Partners X (Co-Investors), L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 70,241
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 70,241
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,241
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1%(1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)
Calculations are based upon 91,193,180 Ordinary Shares of the Issuer outstanding as of October 23, 2020, as set forth in the Form 10-Q of the Issuer filed with the U.S. Securities and Exchange Commission on November 5, 2020.

CUSIP No. M6191J100	13G	Page 5 of 17 Pages

1.	NAMES OF REPORTING PERSONS Insight Venture Associates X, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 5,912,526
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 5,912,526
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,912,526
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.5%(1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)
Calculations are based upon 91,193,180 Ordinary Shares of the Issuer outstanding as of October 23, 2020, as set forth in the Form 10-Q of the Issuer filed with the U.S. Securities and Exchange Commission on November 5, 2020.

CUSIP No. M6191J100	13G	Page 6 of 17 Pages

1.	NAMES OF REPORTING PERSONS Insight Venture Associates X, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 6,013,986
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 6,013,986
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,013,986
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.6%(1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)
Calculations are based upon 91,193,180 Ordinary Shares of the Issuer outstanding as of October 23, 2020, as set forth in the Form 10-Q of the Issuer filed with the U.S. Securities and Exchange Commission on November 5, 2020.

CUSIP No. M6191J100	13G	Page 7 of 17 Pages
1.	NAMES OF REPORTING PERSONS IVP (Venice), L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 101,460
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 101,460
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 101,460
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1%(1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN
(1)
Calculations are based upon 91,193,180 Ordinary Shares of the Issuer outstanding as of October 23, 2020, as set forth in the Form 10-Q of the Issuer filed with the U.S. Securities and Exchange Commission on November 5, 2020.

CUSIP No. M6191J100	13G	Page 8 of 17 Pages
1.	NAMES OF REPORTING PERSONS IVP GP (Venice), LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 101,460
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 101,460
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 101,460
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1%(1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
(1)
Calculations are based upon 91,193,180 Ordinary Shares of the Issuer outstanding as of October 23, 2020, as set forth in the Form 10-Q of the Issuer filed with the U.S. Securities and Exchange Commission on November 5, 2020.

CUSIP No. M6191J100	13G	Page 9 of 17 Pages
1.	NAMES OF REPORTING PERSONS Insight Holdings Group, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 6,013,986
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 6,013,986
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,013,986
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.6%(1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
(1)
Calculations are based upon 91,193,180 Ordinary Shares of the Issuer outstanding as of October 23, 2020, as set forth in the Form 10-Q of the Issuer filed with the U.S. Securities and Exchange Commission on November 5, 2020.

Item 1(a).	Name of Issuer:
JFrog Ltd. (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices:
270 E. Caribbean Drive, Sunnyvale, CA 94089
Item 2(a).	Name of Person Filing:
This Statement is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”): (i) Insight Venture Partners X, L.P., a Cayman Islands exempted limited partnership (“IVP X”), (ii) Insight Venture Partners (Cayman) X, L.P., a Cayman Islands exempted limited partnership (“IVP Cayman X”), (iii) Insight Venture Partners (Delaware) X, L.P., a Delaware limited partnership (“IVP Delaware X”), (iv) Insight Venture Partners X (Co-Investors), L.P., a Cayman Islands exempted limited partnership (“IVP Co-Investors X” and, together with IVP X, IVP Cayman X and IVP Delaware X, the “IVP X Funds”), (v) Insight Venture Associates X, L.P., a Cayman Islands exempted limited partnership (“IVA X”), (vi) Insight Venture Associates X, Ltd., a Cayman Islands exempted company (“IVA X Ltd”), (vii) IVP (Venice), L.P., a Cayman Islands exempted limited partnership (“IVP Venice”), (viii) IVP GP (Venice), LLC, a Cayman Islands limited liability company (“IVP GP Venice”), and (ix) Insight Holdings Group, LLC, a Delaware limited liability company (“Holdings”).
The general partner of each of the IVP X Funds is IVA X, whose general partner is IVA X Ltd. The amount listed as owned by IVP Venice may be deemed attributable to Holdings and IVA X Ltd because Holdings is the sole shareholder of IVA X Ltd, which is the general partner of IVP GP Venice, which in turn is the manager of IVP Venice.
Item 2(b).	Address of Principal Business Office or, if None, Residence:
The address of the principal business and principal office of each of the Reporting Persons is c/o Insight Venture Partners, 1114 Avenue of the Americas, 36th Floor, New York, New York 10036.
Item 2(c).	Citizenship:
See Item 2(a).
Item 2(d).	Title of Class of Securities:
Ordinary Shares, par value NIS 0.01 per share (“Ordinary Shares”)
Item 2(e).	CUSIP Number:
M6191J100
Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a:

(a) ◻	Broker or dealer registered under Section 15 of the Exchange Act.

(b) ◻	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c) ◻	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d) ◻	Investment company registered under Section 8 of the Investment Company Act.

(e) ◻	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) ◻	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) ◻	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) ◻	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) ◻	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j) ◻	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
Not applicable.
Item 4.	Ownership.
The information required by Items 4(a)-(c) is set forth in Rows 5-11 of the cover pages hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.
Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
As the general partner of the Insight IVP X Funds, IVA X may be deemed to beneficially own all 5,912,526 Ordinary Shares held directly by the IVP X Funds. As the general partner of IVA X and IVP GP Venice, IVA X Ltd may be deemed to beneficially own all 5,911,406 Ordinary Shares held directly by the IVP X Funds and all 101,460 Ordinary Shares held directly by IVP Venice. As the sole shareholder of IVA X Ltd, Holdings may be deemed to beneficially own all 5,912,526 Ordinary Shares held directly by the IVP X Funds and all 101,460 Ordinary Shares held directly by IVP Venice. The amount listed as owned by IVP Venice may be deemed attributable to Holdings and IVA X Ltd because Holdings is the sole shareholder of IVA X Ltd, which is the general partner of IVP GP Venice, which in turn is the manager of IVP Venice. The foregoing is not an admission by IVA X, IVA X Ltd, IVP GP Venice, or Holdings that it is the beneficial owner of the shares held of record by the IVP X Funds or IVP Venice, nor is it an admission by any of IVP X Funds or IVP Venice that it is the beneficial owner of any Ordinary Shares held by the other of the IVP X Funds or IVP Venice.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not applicable.
Item 8.	Identification and Classification of Members of the Group.
The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The agreement among the Reporting Persons to file jointly in accordance with Rule 13d-1(k) of the Exchange Act is attached hereto as Exhibit 99.1. The Reporting Persons disclaim membership in a group and this report shall not be deemed an admission by any of the Reporting Persons that they are or may be members of a “group” for purposes of Rule 13d-5 or for any other purpose.
Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.	Certification.
Not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
INSIGHT HOLDINGS GROUP, LLC

By:	/s/ Andrew Prodromos
Name:	Andrew Prodromos
Title:	Attorney-in-Fact

INSIGHT VENTURE PARTNERS X, L.P.
By:	Insight Venture Associates X, L.P., its general partner
By:	Insight Venture Associates X, Ltd., its general partner

By:	/s/ Andrew Prodromos
Name:	Andrew Prodromos
Title:	Authorized Officer

INSIGHT VENTURE PARTNERS (CAYMAN) X, L.P.
By:	Insight Venture Associates X, L.P., its general partner
By:	Insight Venture Associates X, Ltd., its general partner

By:	/s/ Andrew Prodromos
Name:	Andrew Prodromos
Title:	Authorized Officer

INSIGHT VENTURE PARTNERS (DELAWARE) X, L.P.
By:	Insight Venture Associates X, L.P., its general partner
By:	Insight Venture Associates X, Ltd., its general partner

By:	/s/ Andrew Prodromos
Name:	Andrew Prodromos
Title:	Authorized Officer

INSIGHT VENTURE PARTNERS X (CO-INVESTORS), L.P.
By:	Insight Venture Associates X, L.P., its general partner
By:	Insight Venture Associates X, Ltd., its general partner

By:	/s/ Andrew Prodromos
Name:	Andrew Prodromos
Title:	Authorized Officer

INSIGHT VENTURE ASSOCIATES X, L.P.
By: Insight Venture Associates X, Ltd., its general partner

By:	/s/ Andrew Prodromos
Name:	Andrew Prodromos
Title:	Authorized Officer

INSIGHT VENTURE ASSOCIATES X, LTD.

By:	/s/ Andrew Prodromos
Name:	Andrew Prodromos
Title:	Authorized Officer

IVP (VENICE), L.P.

By:	/s/ Andrew Prodromos
Name:	Andrew Prodromos
Title:	Authorized Officer

IVP GP (VENICE), LLC

By:	/s/ Andrew Prodromos
Name:	Andrew Prodromos
Title:	Authorized Officer

EXHIBIT INDEX

Exhibit 99.1	Joint Filing Agreement, as required by Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended